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                   PRUDENTIAL MUNICIPAL BOND FUND (THE TRUST)

                AMENDED AND RESTATED PLAN PURSUANT TO RULE 18F-3

         The Trust hereby adopts this plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the 1940 Act), setting forth the separate arrangement and expense allocation of each class of shares of the Series of the Trust named above. Any material amendment to this plan with respect to the Series is subject to prior approval of the Board of Trustees, including a majority of the independent Trustees.

                              CLASS CHARACTERISTICS

CLASS A SHARES:  Class A shares are subject to a high initial sales charge and an annual distribution and/or service fee pursuant to Rule 12b-1 under the 1940 Act (Rule 12b-1 fee) not to exceed .30 of 1% per annum of the average daily net assets of the class. The initial sales charge is waived or reduced for certain eligible investors. Investors who purchase $1 million or more of Class A shares and for whom the initial sales chare would be waived are subject to a contingent deferred sales charge ("CDSC") of 1% on shares that are redeemed within 12 months of purchase. The CDSC is waived for all such Class A shareholders other than those who purchased their shares through certain broker-dealers that are not affiliated with Prudential Financial, Inc.

CLASS B SHARES:  Class B shares are not subject to an initial sales charge but are subject to a high CDSC (declining from 5% to zero over a six-year period) which will be imposed on certain redemptions and an annual Rule 12b-1 fee not to exceed 1% of the average daily net assets of the class. The CDSC is waived for certain eligible investors. Class B shares automatically convert to Class A shares approximately seven years after purchase.

CLASS C SHARES:  Class C shares issued before November 2, 1998 are not subject to an initial sales charge but are subject to a 1% CDSC which will be imposed on certain redemptions within the first 12 month after purchase and an annual Rule 12b-1 fee not to exceed 1% of the average daily net assets of the class. Class C shares issued on or after October 28, 1998 are subject to a low initial sales charge and a 1% CDSC which will be imposed on certain redemptions within the first 18 months after purchase and an annual Rule 12b-1 fee not to


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                 exceed 1% of the average daily net assets of the class. The initial sales charge is waived or reduced for certain eligible investors.

CLASS Z SHARES:  Class Z shares are not subject to either an initial sales charge or CDSC, nor are they subject to any Rule 12b-1 fee.

                         INCOME AND EXPENSE ALLOCATIONS

     Income, any realized and unrealized capital gains and losses, and expenses not allocated to a particular class of the Series will be allocated to each class of the Series on the basis of the net asset value of that class in relation to the net asset value of the Series.

                           DIVIDENDS AND DISTRIBUTIONS

     Dividends and other distributions paid by the Series to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class of the Series may be different from that paid by another class of the Series because of Rule 12b-1 fees and other expenses borne exclusively by that class.

                               EXCHANGE PRIVILEGE

     Holders of Class A Shares, Class B Shares, Class C Shares and Class Z Shares shall have such exchange privileges as set forth in the Series' current prospectus. Exchange privileges may vary among classes and among holders of a Class.

                               CONVERSION FEATURES

     Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase. Conversions will be effected at relative net asset value without the imposition of any additional sales charge. Class B shares acquired through the reinvestment of dividends or distributions will be subject to conversion in accordance with the procedures utilized by the broker-dealer through which the Class B shares were purchases.

                                     GENERAL

A. Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of

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     one class differ from the interests of any other class.

B. On an ongoing basis, the Directors/Trustees, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Series for the existence of any material conflicts among the interests of its several classes. The Directors/Trustees, including a majority of the independent Trustees, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. Prudential Investments LLC, the Trust's Manager, will be responsible for reporting any potential or existing conflicts to the Directors/Trustees.

C. For purposes of expressing an opinion on the financial statements of the Trust, the methodology and procedures for calculating the net asset value and dividends/distributions of the Trust's several classes and the proper allocation of income and expenses among such classes will be examined annually by the Trust's independent auditors who, in performing such examination, shall consider the factors set forth in the relevant auditing standards adopted, from time to time, by the American Institute of Certified Public Accountants.

As amended and restated on September 4, 2002.


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